

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2020

Roberto Ardagna
Chief Executive Officer
Investindustrial Acquisition Corp.
Suite 1, 3rd Floor, 11-12 St James's Square
London SW1Y 4LB
United Kingdom

Re: Investindustrial Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 20, 2020
File No. 333-249462

Dear Mr. Ardagna:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 15, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-1

Principal Shareholders, page 151

1.   We note your response to prior comment 1. Please revise your disclosure to identify the members of the board of directors of your sponsor's general partner, Acquisition Corp. GP Limited.

Exhibits

2.   We note that your warrant agreement filed as Exhibit 4.4 includes an exclusive forum provision. We also note that the provision states that it will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the

federal district courts of the United States of America are the sole and exclusive forum. Please disclose this exclusive forum provision in your prospectus, and disclose whether this provision applies to actions arising under the Securities Act. If so, please also include related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act, please also ensure that the exclusive forum provision in the warrant agreement states this clearly.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Cedric Van den Borren